SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

November 12, 2015

Commission File No.:  1-34455

Anheuser-Busch InBev SA/NV

(Translation of registrant’s name into English)

Belgium

(Jurisdiction of Incorporation)

Brouwerijplein 1,

3000 Leuven, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

Anheuser-Busch InBev SA/NV is furnishing the following exhibits related to its recently announced offer for SABMiller plc on this Report on Form 6-K, each of which is incorporated by reference to the extent indicated below:

Exhibit Number	Description

99.1	Rule 2.7 Announcement, dated 11 November 2015

99.2	Article 8 Announcement, dated 11 November 2015

99.3	Co-operation Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and SABMiller plc

99.4	Senior Facilities Agreement for Anheuser-Busch InBev SA/NV, dated 28 October 2015

99.5	Tax Matters Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and Altria Group, Inc.

99.6	Press release issued 11 November 2015 relating to the transaction between Anheuser-Busch InBev SA/NV and Molson Coors Brewing Company

99.7	Purchase Agreement, dated 11 November 2015, between Anheuser-Busch InBev SA/NV and Molson Coors Brewing Company*

99.8	Irrevocable Undertaking from Altria Group, Inc., dated 11 November 2015

99.9	Irrevocable Undertaking from BevCo Ltd., dated 11 November 2015

99.10	Irrevocable Undertaking from Stichting Anheuser-Busch InBev, dated 11 November 2015

99.11	Irrevocable Undertaking from BRC S.à R.L., dated 11 November 2015

99.12	Irrevocable Undertaking from EPS Participations S.à R.L., dated 11 November 2015

*	This filing excludes certain schedules and exhibits, which the registrant agrees to furnish supplementally to the SEC upon request by the SEC.

The exhibits listed above shall be deemed to be incorporated by reference in each of the Registration Statements on Form F-3 (File No. 333-185619), Form F-3 (File No. 333-169514), Form S-8 (File No. 333-172069), Form S-8 (File No. 333-171231), Form S-8 (File No. 333-169272), Form S-8 (File No. 333-165566), Form S-8 (File No. 333-165065), Form S-8 (File No. 333-178664), Form S-8 (File No. 333-188517), Form S-8 (File No. 333-192806) and Form S-8 (File No. 333-201386) of Anheuser-Busch InBev SA/NV and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished, provided, however, that Exhibit 99.2 and the following pages and sections of Exhibit 99.1 shall not be deemed to be so incorporated into any Registration Statement:

•	The fourth, fifth and sixth full bullet points on page 4;
•	The first and second full bullet points on page 5 and the paragraphs thereunder;
•	The headings “Transaction Microsite and CEO Video”, “Analyst and investor presentations”, and “Media Conference Calls”, and the paragraphs thereunder on pages 8 and 9;
•	The heading “Quantified financial benefits” and the paragraph thereunder on page 18;
•	The heading “4. Background to and reasons for the SABMiller recommendation” and the paragraphs thereunder on page 25;

•	The heading “Africa” and the paragraphs thereunder on pages 27 and 28;
•	The heading “6. Financial benefits and effects of the Transaction” and the paragraphs thereunder on pages 28 through 30;
•	The heading “14. SABMiller Share Plans” and the paragraphs thereunder on pages 45 and 46;
•	The heading “22. Documents on website” and the paragraphs thereunder on page 57;
•	The heading “Quantified financial benefits” and the paragraph thereunder on page 65;
•	Paragraph number 10 on page 90;
•	Appendix 5 (“Quantified Financial Benefits Statements”) on pages 93 through 103.

Certain information related to Anheuser-Busch InBev SA/NV’s recently announced offer for SABMiller plc is available at www.ab-inbev.com and www.globalbrewer.com. Information on or accessible through these and other websites, other than the documents specifically incorporated by reference as exhibits hereto, does not form part of this Report on Form 6-K and is not incorporated by reference into the Registration Statements described above. References in the exhibits hereto to other documents available on the internet are included only as an aid to their location.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV (Registrant)

Dated: November 12, 2015	By:	/s/ Benoit Loore
		Name:	Benoit Loore
		Title:	VP Corporate Governance